United States securities and exchange commission logo





                             September 15, 2022

       Gordon Lee
       Chief Executive Officer
       AGBA Acquisition Limited
       Room 1108, 11th Floor, Block B
       New Mandarin Plaza, 14 Science Museum Road
       Tsimshatsui East, Kowloon, Hong Kong

                                                        Re: AGBA Acquisition
Limited
                                                            Amendment No. 5 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed September 2,
2022
                                                            File No. 001-38909

       Dear Mr. Lee:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 5 to Preliminary Proxy Statement on Form 14A

       General

   1. We note your response to our prior comment 1 and reissue in part. Please revise your disclosure throughout
to remove references to effectiveness of a registration statement on
                                                        Form S-1 for the AGBA
Shares comprising the Aggregate Stock Consideration as a
                                                        condition precedent to
closing the proposed merger, as for example on page 29.
   2. We note your response to our prior comment 1 that you plan to amend the registration statement on Form S-1
to only include the contemplated PIPE transaction and remove shares to be issued to
TAG as aggregate consideration. Please withdraw that previously filed registration
statement, as the PIPE transaction was not included in the previously filed Form S-1, nor
does it appear that the PIPE transaction was complete prior to filing that Form S-1.
 Gordon Lee
FirstName LastNameGordon
AGBA Acquisition  Limited Lee
Comapany 15,
September NameAGBA
              2022     Acquisition Limited
September
Page 2    15, 2022 Page 2
FirstName LastName
Questions and Answers About the Proposals for AGBA Shareholders, page 1

3. Please include a separate Question and Answer regarding the distribution of the Aggregate
         Stock Consideration to TAG's ultimate beneficial shareholders. Please also include a separate Question and Answer to explain how many shares TAG will retain after the distribution of the Aggregate Stock Consideration to TAG's ultimate beneficial shareholders.
Post-Business Combination Structure and Impact on the Public Float, page 33

4.       Please revise the post-merger chart here and on page 119 to identify
TAG's (TAG
         Holdings Ltd.) "ultimate parent" and its beneficial shareholders, including percentages of ownership. Please also include the ultimate beneficial shareholders of TAG in the chart showing the ownership structure of TAG immediately following the OPH Merger, on page 32. In your response letter to us, please also include a chart illustrating the organizational structure of the post-combination company after the distribution by TAG of
         100% of the Aggregate Stock Consideration to its ultimate beneficial shareholders.
5. We note your response to our prior comment 2 and your disclosure here and on page 118 that "following Closing, the second and third phases of the distribution process after the initial distribution at Closing of 100% of the Aggregate Stock Consideration to TAG shall involve the filing of a resale registration statement on Form S-1 to register the distribution of the Aggregate Stock Consideration from TAG to its ultimate beneficial shareholders;
         followed by the filing of a resale registration statement on Form S-1 to register the resale of 100% of the Aggregate Stock Consideration by the ultimate beneficial shareholders." As part of your response, please explain the reason for the post-closing distribution to TAG's ultimate beneficial shareholders, as those shareholders would appear to already have beneficial ownership of the securities. Also, we note that the Aggregate
         Stock Consideration will be issued to TAG. Please explain the exemption relied upon for that step of the transaction. In a prior response you said that the issuance would be to
         TAG's sole shareholder, but in the most recent response you indicate that there are approximately 4,000 beneficial shareholders of TAG. Please explain to us step-by-step what actions TAG plans to take to distribute shares received in the merger transaction to its "ultimate beneficial shareholders." In addition, tell us which exemptions from registration you plan to rely on at each step, if any. Your disclosure should describe clearly at each step (1) what transactions or registrations are taking place, (2) what exemptions you are relying on, if any, and (3) what shares TAG will own before and after each step/transaction.
Consideration, page 119

6. We note your disclosure here that "[a]t the effective time of the Acquisition Merger, among other things, all equity securities of each of B2B and Fintech issued and outstanding as of immediately prior to the effective time of the Acquisition Merger shall
         be cancelled and automatically converted into TAG   s right, as sole
shareholder of B2B
 Gordon Lee
AGBA Acquisition Limited
September 15, 2022
Page 3
      and Fintech, to direct receipt of the Aggregate Stock Consideration in compliance with any applicable laws." Please revise to clarify that the meger shares will be issued to TAG, if true.
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
TAG Business
Liquidity and Capital Resources, page 233

7.    We note your response to prior comment 4. Please revise pages 233 and
F-106 to
      disclose, if true, that after the US$26.0 million of payments reduced the cash balance to
      US$12.6 million, you had US$4.1 million of    Other operating cash
inflows, net    that
      increased unrestricted cash to US$16.7 million at March 31, 2022. Security Ownership of Certain Beneficial Owners and Management, page 271

8. We note your response to our prior comment 2 and reissue in part. Please refer to footnote 7 to the beneficial ownership table on page 272 and expand the disclosure to clarify the percentage holdings of each entity in TAG, and what percentage of the Post-
      Combination company each entity will own after the distribution. Please also include the natural person for each entity who has dispositive control over the securities in the
      Security Ownership section. In the disclosure accompanying the charts showing the Post-
      Business combination structure, please clarify what percentage of the Aggregate Stock
      Consideration is anticipated to be registered for resale. We may have further comment upon reviewing your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michelle Miller at (202) 551-3368 or Bonnie Baynes at
(202) 551-4924
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at
(202) 551-
3210 with any other questions.



                                                            Sincerely,
FirstName LastNameGordon Lee
                                                            Division of
Corporation Finance
Comapany NameAGBA Acquisition Limited
                                                            Office of Finance
September 15, 2022 Page 3
cc:       Giovanni Caruso, Esq.
FirstName LastName